SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2004

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333 - 113788) and our Rule 424(b)(4) prospectus supplement filed as of the date hereof to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Placing Agreement dated June 17, 2004 among Cazenove & Co. Limited, J.P. Morgan Securities Ltd., Lonmin plc and AngloGold Ashanti Limited.

DATED 17 JUNE 2004

(1) CAZENOVE & CO. LTD

(2) J.P. MORGAN SECURITES LTD.

(3) LONMIN PLC

and

(4) ANGLOGOLD ASHANTI LIMITED

PLACING AGREEMENT

Slaughter and May	**Cleary, Gottlieb, Steen & Hamilton**
One Bunhill Row	**City Place House**
London EC1Y 8YY	**55 Basinghall St.**
DRJ/SRN	**London EC2V 5EH**

TABLE OF CONTENTS

THIS AGREEMENT is made on 17 June 2004

BETWEEN:

(1)   **CAZENOVE & CO. LTD** whose registered office is at 20 Moorgate, London EC2R 6DA ("**Cazenove**");

(2)   **J.P. MORGAN SECURITIES LTD.** whose registered office is at 125 London Wall, London EC2Y 5AJ ("**JP Morgan**" and, together with Cazenove, the "**Banks**");

(3)   **LONMIN PLC** whose registered office is at 4 Grosvenor Place, London SW1X 7DL (the "**Company**"); and

(4)   **ANGLOGOLD ASHANTI LIMITED** whose registered office is at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107), South Africa ("**AG**").

WHEREAS

(A)   The Company is the legal and beneficial owner of 6,940,000 ordinary shares with a par value of South African Rand 0.25 per ordinary share (the "**Placing Shares**") in AG, a publicly listed company incorporated under the laws of the Republic of South Africa, which shares are presently held to the Company's order in the Cazenove ABSA Account.

(B)   The Company wishes to sell and the Banks have agreed severally, and not jointly or jointly and severally, as agents for the Company to use their reasonable endeavours to procure Placees to purchase the Placing Shares (or ADSs representing Placing Shares) on the terms and subject to the conditions set out in this Agreement.

(C)   The Company and AG entered into a registration rights agreement dated as of 4 August 2003 pursuant to which AG agreed to register the Placing Shares under the Securities Act with the SEC for sale in the form of ordinary shares in AG or ADSs.

(D)   AG filed a registration statement on Form F-3 (File No. 333-113788), as amended on 29 April 2004, under the Securities Act with the SEC in respect of the Placing Shares (such registration statement, including, for the avoidance of doubt, all documents incorporated by reference therein, the **"Registration Statement"**).

NOW IT IS HEREBY AGREED as follows:

1.   INTERPRETATION

1.1   In this Agreement (including the Recitals):

        "ABSA" means ABSA Bank Limited;

        "ADRs" has the meaning given to it in Clause 7.2.2;

"ADSs" means American Depositary Shares, each one of which represents the right to receive one ordinary share in AG;

"ADS Settlement" means the transfer of ADSs pursuant to Clauses 3.3.1 and 3.3.2 and the concomitant payments pursuant to Clauses 3.4.1 and 3.4.2;

"ADS Settlement Amount" has the meaning given to it in Clause 2.5.1;

"ADS Settlement Closing Date" has the meaning given to it in Clause 3.2;

"Bookbuilding" means the bookbuilding process to be conducted by the Banks as agents for the Company in connection with the Placing;

"Business Day" means any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales, South Africa or the United States;

"Cazenove ABSA Account" the account in the name of Cazenove at ABSA with designation CAZL;

"Cazenove ADS Allocation Amount" has the meaning given to it in Clause 3.1.2;

"Cazenove Non-SA Share Allocation Amount" has the meaning given to it in Clause 3.1.3;

"Cazenove SA Share Allocation Amount" has the meaning given to it in Clause 3.1.3;

"JP Morgan ADS Allocation Amount" has the meaning given to it in Clause 3.1.2;

"JP Morgan Share Allocation Amount" has the meaning given to it in Clause 3.1.3;

"Company Dollar Account" means the account at JP Morgan Chase Bank, New York, SWIFT Code: CHASUS33, for the account of Lloyds TSB Bank Plc, City Office, P.O. Box 17328, 11-15 Monument Street, London EC3V 9JA, SWIFT Code: LOYDGB2L, Sort Code: 30-12-18, for credit to Lonmin Plc, Account No. 11343181**;**

"Conversion Agent" means the Bank of New York**;**

"Deposit Agreement" has the meaning given to it in Clause 7.2.2;

"Environmental Laws" has the meaning given to it in Clause 7.2.13;

"Exchange" means the JSE Securities Exchange South Africa;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

"Final Announcement" means the announcement of the Company in the agreed form announcing completion of the Placing;

"Final Prospectus" means the prospectus, including, for the avoidance of doubt, all the documents incorporated by reference therein (including the reports on Form 6-K filed by AG on 14 June 2004 and 15 June 2004 and incorporated by reference therein), relating to the Placing Shares that is filed pursuant to Rule 424(b) after the execution of this Agreement (and expected to be filed with the SEC within two business days of execution of the Terms of Sale) or, if no filing pursuant to Rule 424(b) is required, means the final prospectus, including, for the avoidance of doubt, all the documents incorporated by reference therein, relating to the Placing Shares included in the Registration Statement;

"FSA" means the Financial Services Authority in the United Kingdom;

"FSMA" means the Financial Services and Markets Act 2000, including any regulations made pursuant thereto;

"Group" means AG and its consolidated subsidiaries taken as a whole;

"Initial Announcement" means the announcement of the Company in the agreed form containing details of the Placing;

"indemnifying party" means AG, the Company and Cazenove and/or JP Morgan, as applicable;

"Loss" means (i) with respect to the indemnity set forth in Clause 8.1 hereof, losses (which shall include, for the avoidance of doubt, taxation other than corporation tax payable by the Banks in the ordinary course of their business on the commissions referred to in Clause 5), liabilities, damages, costs, charges and expenses together with an amount equal to any irrecoverable VAT, turnover or similar tax thereon if applicable, and (ii) with respect to the indemnities set forth in Clauses 8.2 and 8.3 hereof, losses, liabilities, damages, costs, charges and expenses together with an amount equal to any irrecoverable VAT, turnover or similar tax thereon if applicable.

"Material Adverse Effect" has the meaning given to it in Clause 7.2.11;

"PFIC" has the meaning given to it in Clause 7.2.3;

"Placees" means persons procured by the Banks to purchase Placing Shares or ADSs representing Placing Shares pursuant to the provisions of this Agreement;

"Placing" means the placing of Placing Shares and/or ADSs representing Placing Shares by the Banks pursuant to the provisions of this Agreement;

"Placing Price" means the price per share at which the Placing Shares and ADSs representing Placing Shares are to be purchased by Placees in accordance with the arrangements described in this Agreement and as set out (in both South African Rand and US Dollars) in the Terms of Sale;

"Registration Statement" has the meaning given to it in the Recitals;

"SA Business Day" means any day which is not a Saturday, Sunday or a bank or public holiday in the Republic of South Africa;

"Securities Act" means the U.S. Securities Act of 1933, as amended;

"SEC" means the U.S. Securities and Exchange Commission;

"Share Settlement" means the transfer of Placing Shares pursuant to Clauses 3.3.3 and 3.3.4 and the concomitant payments pursuant to Clauses 3.4.3 and 3.4.4;

"Share Settlement Closing Date" has the meaning given to it in Clause 3.2;

"Share Settlement Amount" has the meaning given to it in Clause 2.5.2;

"Specified Event" means an event occurring or matter arising on or after the date hereof and before the ADS Settlement Closing Date or Share Settlement Closing Date (as the case may be) which if it had occurred or arisen before the date hereof would have rendered any of the representations and warranties contained in Clause 7 untrue, inaccurate, incorrect or misleading;

"STRATE System" means the system of clearing and settlement generated by the Exchange for share transactions to be settled and transfer of ownership of shares to be recorded electronically;

"Terms of Sale" means the document, a form of which is attached hereto as Schedule 1, which may be executed by the Company and the Banks pursuant to Clause 2.5;

"US Business Day" means any day which is not a Saturday, Sunday or a bank or public holiday in the United States; and

"VAT" means United Kingdom value added tax.

1.2 **Agreed Form Documents:** Any reference to a document being "in the agreed form" means in the form of the draft or proof thereof signed or initialled for the purpose of identification by Slaughter and May and/or Cleary, Gottlieb, Steen & Hamilton (on behalf of the Banks), Herbert Smith (on behalf of the Company), Shearman & Sterling (London) LLP and/or Taback and Associates (Pty) Ltd. (on behalf of AG) with such alterations (if any) as may subsequently be agreed by or on behalf of the Banks, the Company and AG.

1.3 **Subordinate Legislation:** References to a statutory provision include any subordinate legislation made from time to time under that provision.

1.4 **Modification etc.:** References to a statutory provision include that provision as from time to time modified or re-enacted so far as such modification or re-enactment applies or is capable of applying to any transactions entered into in accordance with this Agreement.

1.5 **Companies Act 1985:** In this Agreement the expressions "**company**", "**holding company**", "**subsidiary undertaking**" and "**subsidiary**" shall have the respective meanings given thereto in the Companies Act 1985 (as amended).

1.6 **Clauses etc.:** References to this Agreement include its Schedules and references in this Agreement to Clauses, sub-clauses and Schedules are to Clauses and sub-clauses of, and Schedules to, this Agreement.

1.7 **Several liability:** Any provision of this Agreement which is expressed to bind more than one person shall, save where inconsistent with the context, bind each of them severally and not jointly or jointly and severally. Further, neither Bank shall be responsible for the obligations of the other, and none of the provisions of this Agreement shall impose any liability on either Bank for, nor shall the rights or remedies of one Bank be adversely affected by, any act or omission by the other or for any breach by the other of the provisions of this Agreement.

1.8 **Headings:** Headings shall be ignored in construing this Agreement.

1.9 **Time of Day:** References to time of day are to Johannesburg time.

2.   THE PLACING

2.1 The Company authorises and instructs each of the Banks to use its reasonable endeavours to procure by means of the Bookbuilding Placees to purchase Placing Shares or ADSs representing Placing Shares pursuant to the Placing on the terms and subject to the conditions set out in this Agreement and for such purpose:

2.1.1   irrevocably appoints each of the Banks as its agent for the purpose of effecting the Bookbuilding and the Placing and, in reliance upon the representations, warranties and undertakings of the Company and AG in Clause 7, each of the Banks accepts such appointment;

2.1.2 confirms that the foregoing appointment confers on each of the Banks all powers, authorities and discretions on behalf of the Company which are necessary or expedient to the Bookbuilding and the Placing (including the power to appoint sub-agents or to delegate the exercise of any of its powers, authorities or discretions to such persons as may be necessary); and

2.1.3 agrees to ratify, confirm or approve all documents, acts and things which each of the Banks may lawfully do in the exercise of such appointment, powers, authorities and discretions.

2.2 At or as soon as practicable after the signing of this Agreement:

2.2.1 the Company shall procure the release (with the assistance of the Banks) of the Initial Announcement through SENS, the Securities Exchange News Service, in Johannesburg and through a Regulatory Information Service in London; and

2.2.2 subject to the release of the Initial Announcement, each of the Banks shall, as agent for the Company, use its reasonable endeavours to procure by means of the Bookbuilding Placees to purchase Placing Shares or ADSs representing Placing Shares on the terms and subject to the conditions set out in this Agreement.

2.3 The Company shall give all such assistance and provide all such information as each of the Banks may reasonably require for the making and implementation of the Placing and effecting the Bookbuilding and will do (or procure to be done) all such things and execute (or procure to be executed) all such documents as may be necessary to be done or executed by the Company or by its officers, employees or agents in connection therewith.

2.4 Both prior to and following execution of the Terms of Sale, the Banks shall in effecting the Placing have absolute discretion to determine the identities of the Placees, the basis of allocation of the Placing Shares and ADSs representing Placing Shares to the Placees (including, without limitation, allocation of Placing Shares between the ADS Settlement Amount and the Share Settlement Amount), and all other matters regarding the Bookbuilding and the Placing.

2.5 Following completion of the Bookbuilding, the Company and the Banks will, if they have agreed the number of Placing Shares to be sold in the Placing and the price at which the Placing Shares and ADSs representing Placing Shares are to be sold in the Placing, execute the Terms of Sale and in that event the Company shall forthwith publish the Final Announcement through SENS, the Securities Exchange News Service, in Johannesburg and through a Regulatory Information Service in London. The Terms of Sale will set out, so as to reflect the allocation by the Banks under Clause 2.4:

2.5.1 the number of Placing Shares for conversion into ADSs in order to satisfy allocations to Placees who wish to receive their placing commitment in ADS form (the "**ADS Settlement Amount**"); and

2.5.2   the number of Placing Shares to be transferred to satisfy allocations to Placees who wish to receive their placing commitment in the form of shares (the "**Share Settlement Amount**").

2.6   For the avoidance of doubt, neither the Banks nor the Company shall be obliged to execute the Terms of Sale.

3.   COMPLETION

3.1   By its execution of the Terms of Sale, the Company instructs and authorises Cazenove to, and Cazenove shall:

3.1.1   transfer from the Cazenove ABSA Account a number of Placing Shares equal to the ADS Settlement Amount to the Conversion Agent against delivery by the Conversion Agent of an equal number of ADSs to the DTC account of Cazenove Incorporated;

3.1.2   procure that Cazenove Incorporated transfers from its DTC account such number of ADSs to an account with JP Morgan as are required by JP Morgan to meet allocations of ADSs to those Placees procured by it who wish to receive their placing commitment in ADS form (the "**JP Morgan ADS Allocation Amount**"), with the number of ADSs remaining in such DTC account after such transfer being the "**Cazenove ADS Allocation Amount**";

3.1.3   transfer in accordance with section 91(4) of the South African Companies Act 1973 (as amended) Placing Shares from the Cazenove ABSA Account as follows:

(A)   to an account with Cazenove South Africa (Pty) Limited to meet allocations of Placing Shares to Placees procured by it who are resident in the Republic of South Africa and who wish to receive their placing commitment in the form of shares (such number of shares being the "**Cazenove SA Share Allocation Amount**"); and

(B)   to an account with JP Morgan (or, where appropriate, an affiliate of JP Morgan in South Africa) to meet allocations of Placing Shares to those Placees procured by it who wish to receive their placing commitment in the form of shares (such number of shares being the "**JP Morgan Share Allocation Amount**"),

with the number of Placing Shares remaining in the Cazenove ABSA Account following such transfers being the "**Cazenove Non-SA Share Allocation Amount**".

For the avoidance of doubt, the transfers made pursuant to Clauses 3.1.1 to 3.1.3 shall pass legal but not beneficial title in the relevant Placing Shares and the shares so transferred shall be fully paid, free from all pledges, liens, mortgages, charges, encumbrances, security interests, claims, equities or other third party rights of any nature whatsoever together with all rights now or hereafter attaching thereto.

3.2   The ADS Settlement Closing Date and the Share Settlement Closing Date shall be the respective dates named as such in the Terms of Sale executed by the Company and the Banks pursuant to Clause 2.5, and in the case of the ADS Settlement Closing Date shall be the date that is three US Business Days after the date (in New York) of execution of the Terms of Sale and in the case of the Share Settlement Closing Date shall be the date that is five SA Business Days after the date (in the Republic of South Africa) of execution of the Terms of Sale, or in either case such later date as the Company and the Banks may agree.

3.3   Subject to this Agreement becoming unconditional and not having been terminated, the Company shall transfer:

    3.3.1   on the ADS Settlement Closing Date, against payment in accordance with Clause 3.4.1, a number of ADSs equal to the Cazenove ADS Allocation Amount to Cazenove Incorporated (as agent for the Placees) or otherwise as Cazenove may direct;

    3.3.2   on the ADS Settlement Closing Date, against payment in accordance with Clause 3.4.2, a number of ADSs equal to the JP Morgan ADS Allocation Amount to JP Morgan (as agent for the Placees) or otherwise as JP Morgan may direct;

    3.3.3   on the Share Settlement Closing Date, against payment in accordance with Clause 3.4.3:

        (A)   a number of Placing Shares equal to the Cazenove SA Share Allocation Amount to Cazenove South Africa (Pty) Limited (as agent for the Placees) or otherwise as Cazenove may direct; and

        (B)   a number of Placing Shares equal to the Cazenove Non-SA Share Allocation Amount to Cazenove (as agent for the Placees) or otherwise as Cazenove may direct; and

    3.3.4   on the Share Settlement Closing Date, against payment in accordance with Clause 3.4.4 a number of Placing Shares equal to the JP Morgan Share Allocation Amount to JP Morgan (or, where relevant, an affiliate of JP Morgan in South Africa) (in each case, as agent for the Placees) or otherwise as JP Morgan may direct,

in each case fully paid, free from all pledges, liens, mortgages, charges, encumbrances, security interests, claims, equities or other third party rights of any nature whatsoever together with all rights now or hereafter attaching thereto.

3.4   Subject to compliance by the Company with its concomitant delivery obligations under Clause 3.3:

    3.4.1   on the ADS Settlement Closing Date, Cazenove will pay, or procure to be paid, to the Company Dollar Account an amount in US Dollars equal to the Placing Price in US Dollars multiplied by the number of Placing Shares represented by the ADSs comprised in the Cazenove ADS Allocation Amount, less the aggregate commissions, costs, fees and expenses payable under Clause 5 to Cazenove;

    3.4.2   on the ADS Settlement Closing Date, JP Morgan will pay, or procure to be paid, to the Company Dollar Account an amount in US Dollars equal to the Placing Price in US Dollars multiplied by the number of Placing Shares represented by the ADSs comprised in the JP Morgan ADS Allocation Amount, less the aggregate commissions, costs, fees and expenses payable under Clause 5 to JP Morgan;

3.4.3   on the Share Settlement Closing Date, Cazenove will pay, or procure to be paid, to the Company Dollar Account an amount in US Dollars equal to the Placing Price in US Dollars multiplied by the number of Placing Shares comprised, in aggregate, in the Cazenove SA Share Allocation Amount and the Cazenove Non-SA Share Allocation Amount less (to the extent not deducted under Clause 3.4.1) any commissions, costs, fees and expenses payable to Cazenove under Clause 5; and

3.4.4   on the Share Settlement Closing Date, JP Morgan will pay, or procure to be paid, to the Company Dollar Account an amount in US Dollars equal to the Placing Price in US Dollars multiplied by the number of Placing Shares comprised in the JP Morgan Share Allocation Amount less (to the extent not deducted under Clause 3.4.2) any commissions, costs, fees and expenses payable to JP Morgan under Clause 5.

3.5   For the avoidance of doubt, it is recorded that any placing of Placing Shares to a South African resident will be made and paid for in the Republic of South Africa.

4.   CONDITIONS

4.1   The obligations of the Banks under this Agreement shall be subject to the following conditions:

4.1.1   the Terms of Sale having been executed by the Company and the Banks within one week of the date of this Agreement;

4.1.2   the publication of:

(i)   the Initial Announcement, in accordance with Clause 2.2.1; and

(ii)   the Final Announcement, following any execution of the Terms of Sale, in accordance with Clause 2.5;

4.1.3   none of the representations and warranties of the Company or AG contained herein being untrue, inaccurate, incorrect or misleading as at the date hereof, at the date on which the Terms of Sale are executed, and at the ADS Settlement Date or the Share Settlement Date, as applicable, and neither the Company nor AG being in breach of any of their obligations under this Agreement in any respect which is material on or before such Settlement Dates;

4.1.4   delivery to the Banks dated on the ADS Settlement Closing Date and the Share Settlement Closing Date of a legal opinion as to English law from Herbert Smith, as counsel to the Company, in the agreed form set forth in Schedule 2 hereto;

4.1.5   delivery to the Banks of legal opinions dated on the ADS Settlement Closing Date and the Share Settlement Closing Date from Shearman & Sterling (London) LLP, as counsel to AG, as to U.S. law matters and as to English law matters, respectively, in the agreed forms set forth in Schedules 3 and 4 hereto;

4.1.6 delivery to the Banks of a legal opinion dated on the ADS Settlement Closing Date and the Share Settlement Closing Date from Taback & Associates (Pty) Ltd., as counsel to AG, in the agreed form set forth in Schedule 6 hereto;

4.1.7 the Company having furnished to the Banks a certificate of the Company, signed by any two directors of the Company, dated on the ADS Settlement Closing Date and the Share Settlement Closing Date, in the agreed form set forth in Schedule 7 hereto;

4.1.8 AG having furnished to the Banks a certificate of AG, signed by any two directors of AG, dated on the ADS Settlement Closing Date and the Share Settlement Closing Date, in the agreed form set forth in Schedule 8 hereto;

4.1.9 Ernst & Young and Deloitte & Touche having furnished comfort letters to the Banks dated on the date of the execution of the Terms of Sale, the ADS Settlement Closing Date and the Share Settlement Closing Date in the agreed form of the letters contained in Schedule 9 and Schedule 10 hereto; and

4.1.10 delivery to the Banks of a 10b-5 letter dated on the ADS Settlement Closing Date and the Share Settlement Closing Date from Davis Graham & Stubbs LLP in the agreed form set forth in Schedule 11 hereto.

The Banks may, at their joint agreement and discretion and upon such terms as they jointly think fit, waive fulfilment in whole or in part of any of the conditions contained in this Clause 4.

4.2 If any of the conditions set out in Clause 4.1 is not fulfilled or waived by the Banks by the time and/or date specified therein (or such later time and/or date as the Banks may agree being no later than 8.00 a.m. on 15 July 2004) this Agreement shall cease and determine and no party to this Agreement will have any claim against any other party to this Agreement for costs, damages, compensation or otherwise except that:

4.2.1 such termination shall be without prejudice to any accrued rights or obligations under this Agreement;

4.2.2 the Company shall pay the expenses of the Banks to the extent specified in Clause 5.5; and

4.2.3 the provisions of Clauses 1, 5, 8, 9, 11, 12 and 13 shall remain in full force and effect.

5. COMMISSIONS AND EXPENSES

5.1 In consideration of the services to be provided by the Banks in connection with the Placing, the Company agrees to pay an aggregate commission equal to one per cent. multiplied by the Placing Price in US Dollars (as set out in the executed Terms of Sale) multiplied by the aggregate number of Placing Shares and ADSs to be sold pursuant to this Agreement (together with an amount equal to any applicable VAT chargeable thereon).

5.2 The commissions and amounts in respect of VAT referred to in Clause 5.1 shall be paid to Cazenove and JP Morgan:

    5.2.1 (to the extent not retained by them pursuant to Clause 5.4) on the ADS Settlement Closing Date in respect of the Placing Shares represented by the ADSs comprised in the ADS Settlement Amount and on the Share Settlement Closing Date in respect of the Placing Shares comprised in the Share Settlement Amount; or

    5.2.2 if or to the extent not previously paid (or retained by them pursuant to Clause 5.4), by transfer for value on the second Business Day following the date on which demand for payment thereof is made.

5.3 The commissions referred to in Clauses 5.1 and 5.2 are to be split equally between the Banks.

5.4 The Company authorises each of the Banks to deduct from the proceeds of the Placing to be remitted in US Dollars under Clause 3.4 the commission, costs, expenses and fees (if known) (together with any arrears payable in respect of VAT) payable to each of them pursuant to this Clause 5.

5.5 Whether or not the Banks' obligations hereunder become unconditional or are terminated, all the Banks' costs and expenses of, and in connection with, this Agreement, the transactions contemplated hereby, the Bookbuilding, the Placing, the conversion of Placing Shares into ADSs and the transfer of the Placing Shares shall be borne by the Company including, without limitation, all legal expenses (up to a maximum of £120,000) of the Banks. The Company shall be responsible for its own out-of-pocket expenses incurred in connection with the Placing, this Agreement and the transactions contemplated hereby and any conversion charges associated with the conversion of Placing Shares into ADSs as described in Clause 3.1.1.

5.6 Without prejudice to the generality of Clause 5.5, the Company shall be liable forthwith upon demand by the Banks to pay to and reimburse the Placees or, as the case may be, the Banks, in respect of any uncertificated securities tax, stamp duty, issue, securities transfer, registration, documentary or any other taxes, charges, or duties (including without limitation stamp duty reserve tax but excluding uncertificated securities tax at the rate of 0.25% payable by Placees acquiring Placing Shares in the Republic of South Africa) imposed under the laws of the United Kingdom, the Republic of South Africa, the United States, or any other jurisdiction and any related costs, fines, interest or penalties (other than where such costs, fines, interests or penalties arise as a result of either of the Banks' negligence or default) arising in respect of the allocation, transfer or delivery of Placing Shares to Placees procured by the Banks, including any transfer duty arising in respect of any transfer or acquisition of, or agreement to transfer or acquire, Placing Shares in connection with the Placing or on the execution and/or delivery of this Agreement or the Terms of Sale and in connection with any matter or thing required to be effected, implemented or anticipated by the parties pursuant to this Agreement.

5.7 Where, pursuant to Clause 5.5 or any other provision of this Agreement, either of the Banks are paid or reimbursed any sum in respect of any cost or expense and that cost or expense includes an amount in respect of VAT (the "VAT Element"), the Company shall in addition pay to the relevant Bank in respect of VAT:-

5.7.1 to the extent that any payment or reimbursement is in respect of any supply of goods or services to the relevant Bank, including where the relevant Bank acts as agent for the Company within the meaning of section 47(3) Value Added Tax Act 1994, a sum equal to the proportion of the VAT Element that the relevant Bank certifies as representing irrecoverable input tax in the hands of that Bank; and

5.7.2 to the extent that any such payment or reimbursement is in respect of a disbursement made by the relevant Bank as agent for the Company, excluding where the relevant Bank acts as agent within the meaning of section 47(3) Value Added Tax Act 1994, such amount as equals the whole of the VAT Element.

5.8 Following completion of both Share Settlement and ADS Settlement, the Banks will provide the Company with an invoice in respect of all expenses referred to in Clause 5.5 and the Company agrees to settle such invoice within 14 Business Days following receipt.

6. ANNOUNCEMENTS

Any press conference, public announcement or press release (other than the publication of the documents referred to in this Agreement) which is held or made by the Company or by one or both of the Banks and which concerns the Company and/or AG shall not be inconsistent with, or shall correct and/or update the information set out in, the Initial Announcement, the Final Announcement or any other press announcements issued by or on behalf of the Company or by one or both of the Banks in connection with the Placing.

7. WARRANTIES AND UNDERTAKINGS

7.1 The Company represents and warrants to, and agrees with, each of the Banks as at (a) the date of this Agreement, (b) the date and time at which the Terms of Sale are executed, (c) the ADS Settlement Closing Date, and (d) the Share Settlement Closing Date, that:

7.1.1 **Incorporation and Qualification:** The Company is duly incorporated as a public limited company and in existence under the laws of England and Wales, with full power and authority under its memorandum and articles of association and otherwise to own its assets and to conduct its business;

7.1.2 **Capacity and Authorisation:** The Company has full corporate power and capacity to offer for sale and to sell the Placing Shares and/or ADSs (as the case may be) as contemplated by this Agreement, to authorise, execute and deliver this Agreement and to perform its obligations hereunder and the Company has authorised all of the foregoing by all corporate or other action required;

7.1.3 **Validity of Contracts and Corporate Power:** This Agreement has been duly executed and delivered by the Company and constitutes valid, legally binding and enforceable obligations of the Company, and the Company has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

7.1.4 **Price-Sensitive Information:** The Company is not aware of any material or price-sensitive information that is not public and which, if made public, would or might reasonably be expected to have a significant effect upon the market price of the Placing Shares;

7.1.5 **Title to Shares:** Upon the sale and transfer of the Placing Shares in accordance with Clause 3.3 and Clause 3.4 of this Agreement, Placees will acquire legal and beneficial title to the Placing Shares and/or ADSs (as the case may be), free and clear of any pledge, lien, mortgage, charge, encumbrance, security interest, claim, equity or other third party right of any nature whatsoever, together with all rights now or hereafter attaching thereto;

7.1.6 **Compliance:** The execution and delivery of this Agreement, the sale of the Placing Shares and/or ADSs (as the case may be), the carrying out of the transactions contemplated by this Agreement and compliance with its terms do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the memorandum and articles of association of the Company or any material debenture, trust deed, mortgage or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound (including without limitation the Registration Rights Agreement between the Company and AG, which is hereby acknowledged by AG) and will comply with all applicable laws, rules and regulations of the United Kingdom, the Republic of South Africa and the United States;

7.1.7 **Consents:** No action or thing is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) for the sale of the Placing Shares and/or ADSs (as the case may be), the carrying out of the other transactions contemplated by this Agreement (including, without limitation, the conversion of Placing Shares into ADSs as envisaged by Clause 3.1.1) or the compliance by the Company with the terms hereof, except for such consents, approvals, authorisations, orders, clearances, filings or registrations (A) as have been obtained or made prior to the date of this Agreement, or (B) as may be required by the laws of or any governmental agency in any jurisdiction outside the United Kingdom, the Republic of South Africa and the United States in connection with equity offerings generally;

7.1.8 **Stabilisation:** Neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Banks and any of their affiliates, as to whom the Company makes no representation) has taken or will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to cause or result in, the stabilisation in violation of applicable laws or manipulation of the price of any security to facilitate the sale or resale of the Placing Shares; and

7.1.9 **Announcements**: In relation to the Initial Announcement and the Final Announcement;

(A) all statements of fact contained in such documents are true, accurate and not misleading;

(B)   all expressions of opinion or intention or expectation contained in such documents are made on reasonable grounds and the opinions are honestly held by the directors of the Company; and

(C)   there are no other material facts known or which could on reasonable enquiry have been known to the directors of the Company and which are not stated in such documents the omission of which would make any such statement or expression in such documents misleading.

7.2   AG represents and warrants to, and agrees with, each of the Banks as at (a) the date of this Agreement, (b) the date and time at which the Terms of Sale are executed, (c) the ADS Settlement Closing Date, and (d) the Share Settlement Closing Date, that:

7.2.1   **SEC Registration:** AG meets the requirements for use of Form F-3 under the Securities Act and has prepared and filed with the SEC the Registration Statement, and the Registration Statement, including any post-effective amendments thereto, each in the form heretofore delivered or to be delivered to the Banks, have been or will be, as applicable, declared effective by the SEC in such form; and no stop order suspending the effectiveness of such registration statement is in effect and, to AG's knowledge, no proceeding by the SEC for that purpose is pending; the Registration Statement and the Final Prospectus, including any further amendments or supplements thereto, conform and will conform, as applicable, in all material respects to the requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Registration Statement does not and will not, as of the applicable effective date as to the Final Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Final Prospectus, including any amendment or supplement thereto, will not and does not, as applicable, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that this representation, warranty and covenant shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to AG by the Banks expressly for use therein;

7.2.2   **Form F-6 and Deposit Agreement:** A registration statement on Form F-6 (File No. 333-14066), as amended on December 12, 2002, in respect of the ADSs has been filed with the SEC; such registration statement in the form heretofore delivered to the Banks has been declared effective by the SEC in such form; no stop order suspending the effectiveness of such registration statement is in effect and, to AG's knowledge, no proceeding by the SEC for that purpose is pending; such registration statement when it became effective conformed, and any further amendment thereto, when it becomes effective or is filed with the SEC, as the case may be, will conform, in all material respects to the requirements of the Securities Act and the rules and regulations promulgated thereunder, and did not, as of the applicable effective date, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the deposit agreement in respect of the ADSs (the "**Deposit Agreement**") has been duly authorised, executed and delivered by AG and constitutes a valid and legally binding agreement of AG, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganisation and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; upon issuance by the depositary of American depositary receipts (the "**ADRs**") evidencing ADSs against the deposit of Placing Shares in respect thereof in accordance with the terms of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement;

7.2.3   **Investment Company and PFIC:** AG is not required to register as an "investment company" under, and as such term is defined in, the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"); AngloGold Limited was not a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for the taxable year ending 31 December 2003;

7.2.4   **Incorporation and Qualification:** AG is duly incorporated as a public company with limited liability, and validly existing under the laws of the Republic of South Africa, is not in bankruptcy, liquidation, receivership or under judicial management (and no order or resolution therefore has been presented and no notice of appointment of any liquidator, receiver, administrative receiver, administrator or judicial manager has been given) and has full power and authority under its memorandum and articles of association and otherwise to own its assets and conduct its business;

7.2.5   **Capitalisation:** AG has the authorised and issued share capital to be set forth or as set forth, or to be incorporated, or incorporated, by reference, as applicable, in the Final Prospectus; all shares in issue in the capital of AG are fully paid; the shares in issue in the capital of AG and the ADSs conform as to legal matters in all material respects to the description thereof to be incorporated or incorporated, as applicable, by reference in the Final Prospectus;

7.2.6   **Validity of Contracts and Corporate Power:** This Agreement has been duly executed and delivered by AG and constitutes valid, legally binding and enforceable obligations of AG, and AG has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder and AG has authorised the same by all corporate or other action(s) required;

7.2.7   **Listing:** The Placing Shares are duly admitted to trading by the Exchange, are freely tradeable on the Exchange, insofar as the rules of the Exchange are concerned, and are in dematerialised form in the STRATE System and the ADSs are duly admitted to trading on the New York Stock Exchange and are freely tradeable on the New York Stock Exchange, insofar as the rules of the New York Stock Exchange are concerned;

7.2.8   **Compliance:** The execution and delivery by AG of this Agreement, the carrying out by AG of its obligations under this Agreement and compliance by

AG with its terms do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the memorandum and articles of association of AG or, except as would not have a Material Adverse Effect, any indenture, trust deed, mortgage or other agreement or instrument to which AG is a party or by which it or any of its properties is bound (including without limitation the Registration Rights Agreement between the Company and AG) and, except where such non-compliance would not have a Material Adverse Effect, complies and will comply with all applicable laws, rules and regulations of the United Kingdom, the Republic of South Africa and the United States;

7.2.9 **Consents:** No consent, approval, authorisation, order, clearance, filing or registration is required, in each case by a court or government agency, for the carrying out by AG of its obligations under this Agreement or the compliance by AG with the terms hereof, except for such consents, approvals, authorisations, orders, clearances, filings or registrations (A) as have been obtained or made prior to the date of this Agreement, or (B) as may be required by the laws of or any governmental agency in any jurisdiction outside the Republic of South Africa and the United States in connection with equity offerings generally;

7.2.10 **Stabilisation:** Neither AG nor any of its consolidated subsidiaries, nor any person acting on its or their behalf (other than the Banks and any of their Affiliates, as to whom AG makes no representation) has taken or will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or which would reasonably be expected to cause or result in, the stabilisation or manipulation of the price of any security, in each case in violation of applicable laws, to facilitate the sale or resale of the Placing Shares;

7.2.11 **Material Adverse Effect:** Neither AG nor the Group has sustained, since 31 December 2003, any material adverse change in its condition, financial or otherwise, or in its earnings, business affairs or business prospects whether or not arising in the ordinary course of business (a "**Material Adverse Effect**"), other than as set forth or incorporated by reference in the Final Prospectus;

7.2.12 **Financial Statements:**

(A) The consolidated financial statements of the Group to be incorporated or incorporated, as applicable, by reference in the Final Prospectus were prepared (except to the extent, if any, disclosed therein) in accordance with generally accepted accounting principles as applied in the United States, consistently applied during the periods presented, and present a fair view of the consolidated financial position of the Group as at the dates, and the results of operations and cash flow information of the Group for the periods, in respect of which they have been prepared;

(B) The consolidated financial statements of Ashanti Goldfields Company Limited to be incorporated or incorporated, as applicable, by reference in the Final Prospectus were prepared (except to the extent, if any, disclosed therein) in accordance with generally accepted accounting principles as applied in the United Kingdom, consistently applied during the periods presented, and present a true and fair view of the consolidated financial position of Ashanti Goldfields Company Limited as at the dates, and the results of operations and cash flow information of Ashanti Goldfields Company Limited for the periods, in respect of which they have been prepared; and

(C)   The pro forma financial information to be incorporated or incorporated, as applicable, by reference in the Final Prospectus has been prepared on the basis set out therein and considering all relevant circumstances and are based upon reasonable assumptions;

7.2.13 **Environmental Laws:** Each of AG and the Group are (i) in compliance with any and all applicable laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**"); (ii) have received and are in compliance with all governmental permits, licences or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received written notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licences or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect and except as set forth or incorporated by reference in the Final Prospectus;

7.2.14 **Amendments and Supplements:** No later than 15 days after the Share Settlement Closing Date, the Banks shall provide written notice to AG to the extent that, as of the date of the notice, the Banks have failed to procure the purchase by Placees of any Placing Shares or ADSs representing Placing Shares in accordance with Section 2 of this Agreement. To the extent AG receives such notice, and if at any time during the 90 days following the Share Settlement Closing Date, any event occurs as a result of which the Final Prospectus, each as then amended or supplemented, would include any untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading, or if it should be necessary to amend or supplement the Final Prospectus to comply with applicable law, AG will promptly (x) notify the Banks of any such event; (y) subject to the prior consent of the Banks, prepare an amendment or supplement that will correct such statement or omission or effect such compliance; and (z) supply any supplemented or amended Final Prospectus to the Banks and counsel to the Banks without charge in such quantities as they may reasonably request.

7.3   The Company and AG each acknowledge that each of the Banks is entering into this Agreement in reliance upon each of the representations and warranties given by it as set out above. Each of the representations and warranties shall be construed separately and, unless otherwise expressly indicated, none of them shall be limited or restricted by reference to the terms of any other representation or warranty. The representations and warranties shall remain in full force and effect notwithstanding completion of the Placing and shall be in addition to and shall not be construed to limit, affect or prejudice any other right or remedy available to the person in whose favour such representation or warranty is made.

7.4   The Company and AG shall each notify each of the Banks forthwith if it becomes aware that any of the representations or warranties given by it was untrue or inaccurate or incorrect or misleading, or would, if repeated by reference to the facts and circumstances in existence at any time up to and including each of ADS Settlement and Share Settlement, be untrue, inaccurate or misleading.

7.5   The Company and AG each undertake to each of the Banks that:

7.5.1   it shall use its reasonable endeavours not to cause or permit to occur prior to each of ADS Settlement and Share Settlement any event or matter which if it had occurred before the date hereof would have rendered any of the representations and warranties given by it in this Clause 7 untrue, inaccurate or misleading to an extent which would be material in the context of the Placing; and

7.5.2   it will not take any action between the date of this Agreement and the date falling 30 days after the later of the Share Settlement Closing Date and the ADS Settlement Closing Date without the prior written consent of the Banks which would cause any of the Placing Shares to be disabled in the STRATE System or rematerialised.

7.6   The Company shall deliver to each of the Banks forthwith upon the execution of this Agreement (save, in the case of the Terms of Sale, forthwith upon execution thereof, and in the case of the Final Announcement, prior to the making of the same):

7.6.1   a certified extract of the minutes of the meeting of the board of directors of the Company (or a duly authorised committee thereof) approving and authorising the execution by the Company of this Agreement, the Terms of Sale and the transfer of the Placing Shares in accordance with the terms of this Agreement and the making of the Initial Announcement and the Final Announcement in accordance with this Agreement; and

7.6.2   a copy of each of the Initial Announcement and the Final Announcement, signed for the purpose of identification by a director of the Company or other person duly authorised to do so as stated in the minutes.

7.7   The Company undertakes to the Banks that it will, at its expense:

7.7.1   use all reasonable endeavours to procure that each of the Conditions in Clause 4 (other than those in Clause 4.1.3 (to the extent such Conditions do not relate to the Company) and Clauses 4.1.5, 4.1.6, 4.1.8, 4.1.9 and 4.1.10) is satisfied at or before the time and date specified for its fulfilment in that clause; and

7.7.2   execute and/or provide or procure to be executed or provided all such documents and to do all such other acts and things as the Banks may request in order to cause the Placees to receive the right, title and interest to and in the Placing Shares and/or ADSs (as the case may be) pursuant to the Placing and to enable the provisions of this Agreement to be carried out by the Company and given full force and effect.

8.   INDEMNIFICATION

8.1   (A)   The Company agrees that, except to the extent that the indemnified party recovers in respect of the relevant matter under the indemnity of AG set out in Clause 8.2 or otherwise under this Agreement, it shall indemnify each of the Banks (which, for the purposes of this Clause 8, shall include their subsidiaries, subsidiary undertakings, holding companies and the subsidiaries and subsidiary undertakings of such holding companies from time to time (each such company being an "**affiliate**" for purposes of this Clause 8.1), and each of their and their affiliates' respective partners, directors, officers, employees, representatives and agents from time to time (the Banks and each such person being an "**indemnified party**")) (i) from and against all claims, actions, proceedings, investigations, demands, judgments and awards (together, "**Claims**" and each a "**Claim**") which may be instituted, made, threatened or alleged against or otherwise involve any indemnified party and (ii) from and against all Losses, which may be suffered or incurred by any indemnified party, in each case in connection with or arising directly or indirectly out of the services rendered or duties performed by the Banks under this Agreement (including any Loss or Claim arising out of or in relation to any actual or alleged breach of any of the Company's representations, warranties or undertakings or any other obligation of the Company contained in this Agreement) and all Losses which any indemnified party may incur in investigating, preparing, disputing or defending, or participating in or providing evidence in connection with, any Claim (whether or not an indemnified party is an actual or potential party to such Claim) or in establishing any Claim or mitigating any Loss on its part or otherwise enforcing its rights under this Clause 8 which shall be additional and without prejudice to any rights which an indemnified party may have at common law or otherwise.

(B)   An indemnified party (within this Clause 8.1) shall not be entitled to be indemnified in respect of any Claims or Losses to the extent that they have arisen as a result of the gross negligence, bad faith or wilful default of that indemnified party, and if it is found in the conduct of any Claim that any Losses suffered or incurred by any indemnified party (within this Clause 8.1) have resulted from its gross negligence, bad faith or wilful default, that indemnified party will repay to the indemnifying party (within this Clause 8.1) any such amount previously received by it under this indemnity that is attributable to any Claims or Losses arising out of or resulting from, or otherwise suffered or incurred in relation to, its gross negligence, bad faith or wilful default, provided that this Clause 8.1(B) shall not apply to Claims or Losses suffered or incurred by an indemnified party (within this Clause 8.1) in connection with or arising out of actual or alleged breaches of any representations, warranties or undertakings or any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact by the indemnifying party (within this Clause 8.1).

(C)   The indemnifying party under this Clause 8.1 agrees to ensure that no claim is made against any indemnified party (within this Clause 8.1) by such indemnifying party or any of its Associates to recover any Losses suffered or incurred by the indemnifying party in connection with or arising out of the services rendered or duties performed by the indemnified party hereunder, unless and to the extent that they have arisen as a result of the gross negligence, bad faith or wilful default of that indemnified party (except to the extent that the Losses suffered or incurred by that indemnified party are in connection with or arising out of actual or alleged breaches of any representations, warranties or undertakings or any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact by such indemnifying party). "Associates" means, in relation to the indemnifying party, (i) its officers, directors, employees, representatives and agents from time to time, (ii) its subsidiaries, subsidiary undertakings and holding companies (if any), (iii) each of the subsidiaries of any such holding company from time to time, and (iv) the officers, directors, employees, representatives and agents from time to time of any person within (ii) and (iii).

8.2   AG agrees that it shall indemnify each of the Banks (which, for purposes of this Clause 8, shall include their directors and officers and each person, if any, who controls them within the meaning of the Securities Act, with each such person being referred to as an **"indemnified party"** in respect of indemnification claims made pursuant to this Clause 8.2) (i) from and against all Claims which may be instituted, made, threatened or alleged against or otherwise involve any Bank and (ii) from and against all Losses, which may be suffered or incurred by any Bank, in each case in connection with any Loss or Claim arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Final Prospectus, or any amendment or supplement thereto, or in the Registration Statement, as most recently amended, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (except insofar as any such Loss or Claim arises out of or is based upon any such untrue statement or omission or alleged untrue statement or omission in reliance on and in conformity with information furnished in writing to AG by the Banks expressly for use therein), and all Losses which any Bank may incur in investigating, preparing, disputing or defending, or participating in or providing evidence in connection with, any Claim.

8.3   Each of the Banks agrees that, severally, but not jointly, it shall indemnify AG (which, for purposes of this Clause 8, shall include its directors and officers and each person, if any, who controls them within the meaning of the Securities Act, with each such person being referred to as an **"indemnified party"** in respect of indemnification claims made pursuant to this Clause 8.3) (i) from and against all Claims which may be instituted, made, threatened or alleged against or otherwise involve AG and (ii) from and against all Losses, which may be suffered or incurred by AG, in each case arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Final Prospectus, or any amendment or supplement thereto, or in the Registration Statement, as most recently amended, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that, and only to the extent that, any such Loss or Claim arises out of or is based upon any such untrue statement or omission or alleged untrue statement or omission in reliance on and in conformity with information furnished in writing to AG by the Banks expressly for use therein, it being understood and agreed that the only such information consists of the names of the Underwriters on the cover page of the Final Prospectus.

8.4   If any indemnified party becomes aware of any Claim or Loss relevant for the purposes of Clauses 8.1, 8.2 or 8.3, it shall promptly notify the indemnifying party thereof giving particulars of the Claim or Loss. Subject to being indemnified and secured to its reasonable satisfaction by the indemnifying party against any additional or increased Losses it may suffer or incur as a result of so doing, and subject to the requirements (if any) of the indemnified party's insurers and subject, where appropriate, to the indemnifying party entering into confidentiality obligations satisfactory to the indemnified party in its reasonable opinion, the indemnified party shall thereafter consult with the indemnifying party regarding conduct of the Claim or mitigation of the Loss and provide the indemnifying party with such information and copies of such documents relating to the Claim or Loss as the indemnifying party may reasonably request, provided that the relevant indemnified party shall not be under any obligation to provide the indemnifying party with a copy of any document which is or may be privileged.

8.5   If any indemnified party receives from any person a sum in respect of any Loss or Claim for which it has already received indemnification from another party under this Agreement, that indemnified party will repay to that other party such amount as will leave the indemnified party in the same net position as it would have been in had it not received such a sum from such person.

8.6   Nothing in this Clause 8 operates to exclude or restrict any duty or liability of the Banks under the FSMA or under the regulatory system (as defined for the purposes of the rules and regulations made by the FSA under the FSMA (the "**Rules**")), to an extent greater than permitted by the Rules.

9.   TERMINATION

9.1   If before ADS Settlement or Share Settlement it shall come to the notice of either Bank that:

9.1.1   any statement contained in the Initial Announcement or the Final Announcement has become or been discovered to be untrue, incorrect or misleading; or

9.1.2   matters have arisen or have been discovered which would, if the Initial Announcement or Final Announcement were to be issued at that time, constitute an omission therefrom; or

9.1.3   a Specified Event has occurred; or

9.1.4   there has been a breach by the Company or AG of any other provision of this Agreement; or

9.1.5   any of the conditions in Clause 4 shall have ceased to be capable of being satisfied; or

9.1.6   there shall have been an adverse change which, in the opinion of either Bank, is material in the context of the Placing (whether or not foreseeable at the date of this Agreement) in or any development reasonably likely to involve a prospective material adverse change in or affecting the condition (financial or other), business prospects, earnings, business affairs, properties or results of AG (or any member of its group), whether or not arising in the ordinary course of business; or

9.1.7   trading in the securities of AG has been suspended or materially limited by the Exchange, the London Stock Exchange or the New York Stock Exchange or if trading generally on the Exchange, the London Stock Exchange or the New York Stock Exchange has been suspended or materially limited or minimum prices shall have been required on any such exchange or by order of any governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United Kingdom, the United States or the Republic of South Africa; or

9.1.8 a moratorium on banking activities shall have been declared by the United Kingdom, the United States, the Republic of South Africa or the New York authorities; or

9.1.9 there shall have occurred any act of terrorism, outbreak of hostilities or escalation thereof, any other calamity or crisis or any material adverse change in national or international financial, monetary, economic, political or market conditions or currency exchange rates or controls which, in the reasonable opinion of either Bank, would have a material effect on or which would make it impracticable to proceed with the Placing or to ADS Settlement or Share Settlement; or

9.1.10 the Terms of Sale are not executed by the Company and the Banks within one week of the date of this Agreement,

such Bank shall forthwith give notice thereof to the Company and the other Bank and Clause 9.2 shall apply.

9.2 Where this Clause applies, either of the Banks may in its absolute discretion:

9.2.1 allow the Placing and sale of the Placing Shares and/or ADSs (as the case may be) to proceed on the basis of the Initial Announcement and the Final Announcement subject, if such Bank so requests, to the publication of a further announcement and any additional requirements; or

9.2.2 give notice to the Company and the other Bank (at the same time as the notice pursuant to Clause 9.1 or at any time thereafter, but not later than ADS Settlement or Share Settlement) to the effect that this Agreement shall terminate and cease to have any effect.

9.3 In the event that this Agreement is terminated pursuant to the provisions of this Clause, no party to this Agreement will have any claim against any other party to this Agreement for costs, damages, compensation or otherwise except that:

9.3.1 such termination shall be without prejudice to any accrued rights or obligations under this Agreement;

9.3.2 the Company shall pay the expenses to the extent specified in Clause 5.5; and

9.3.3 the provisions of Clauses 1, 5, 8, 9, 11, 12 and 13 shall remain in full force and effect.

9.4 The Company shall notify each of the Banks forthwith if it becomes aware of any of the circumstances set out in Clauses 9.1.1 to 9.1.6.

10. DEFAULT

10.1 If one of the Banks shall fail to place any of the Placing Shares agreed to be placed by such Bank pursuant to this Agreement and the Terms of Sale and such failure to place shall constitute a default in the performance of its obligations under this Agreement, the obligations of the other Bank shall terminate.

11. GENERAL

11.1 **Successors:** The obligations of the parties to this Agreement shall be binding respectively on their successors.

11.2 **Release, compromise etc.:** Any liability of a party under this Agreement may in whole or in part be released, compounded or compromised and time or indulgence may be given by the party to whom the liability is owing in its absolute discretion as regards any person under such liability without in any way prejudicing or affecting such party's rights against any other person under the same or a similar liability, whether joint and several or otherwise.

11.3 **Delay and waiver:** Subject to the provisions of the Limitation Act 1980, no failure of any party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. The rights provided in this Agreement are cumulative and not exclusive of any other rights (whether provided by law or otherwise). Any express waiver of any breach of this Agreement shall not be deemed a waiver of any subsequent breach.

11.4 **No agency:** Each of the parties hereto acknowledges that the representations, warranties and undertakings contained in or given pursuant to Clause 7 and, subject to Clause 11.11, the indemnities contained in Clause 8 are given to each Bank for itself and not to it as agent of, trustee for or otherwise for the benefit of any other person including (without limitation) any person who may purchase any of the Placing Shares and/or ADSs (as the case may be).

11.5 **Time of the essence:** Time shall be of the essence of this Agreement, both as regards any dates, times or periods mentioned and as regards any dates, times or periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

11.6 **Counterparts:** This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

11.7 **Whole agreement:** This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and each party hereto acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

11.8 **Variation:** No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

11.9 **Illegality etc.:** If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

11.10 **Sums payable:** Save for any commissions which may be deducted in accordance with Clause 5, all sums payable to any party (the "**payee**") under this Agreement shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the paying party shall increase the sum payable to such amount as will ensure that the net amount received by the payee will equal the full amount which would have been received had no such deduction or withholding been required to be made. If the paying party makes such an increased payment and the payee subsequently obtains a refund of taxation or credit against taxation by reason of that payment, the payee shall reimburse the paying party as soon as reasonably practicable with an amount such as the payee shall determine to be such proportion of the said refund or credit as shall leave the payee after such reimbursement in no better or worse position (having regard to the time value of money) than it would have been in had the paying party not been required to make such increased payment to the payee.

11.11 **Third Party Rights:** Each indemnified party under Clause 8 will have the right under the Contracts (Rights of Third Parties) Act 1999 (the "**Act**") (which will apply to Clause 8) to enforce its rights against the relevant indemnifying party under Clause 8, provided that, save to the extent notified to the relevant indemnifying party in writing by either of the Banks or the Company, as the case may be, in relation to any indemnified party connected with it, the relevant Bank or the Company, as the case may be, will have sole conduct of any action on behalf of each such indemnified party connected to it.

Save as aforesaid, a person who is not a party to the Agreement has no right under the Act to enforce any term of this Agreement.

12. NOTICES

12.1 Any notice, claim, demand or other communication in connection with this Agreement shall be in writing and shall be sufficiently given if delivered or sent:

In the case of the Company to:

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

Fax: 020 7201 6100
Attention: Finance Director

In the case of AG to:

AngloGold Ashanti Limited
11 Diagonal Street

Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

Fax: +27 11 637 6677
Attention: Company Secretary

In the case of J.P. Morgan Securities Ltd. to:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
England

Fax: +44 (0) 207 325 8168
Attention: Equity Capital Markets Syndicate

In the case of Cazenove to:

20 Moorgate
London EC2R 6DA
England

Fax: +44 (0) 207 155 9088
Attention: Alasdair McKerrell

12.2   Any such notice or other communication shall be delivered by hand or sent by fax or pre-paid first class post. If sent by fax such notice or communication shall conclusively be deemed to have been given or served at the time of despatch upon generation of transmission confirmation.   If sent by post such notice of communication shall conclusively be deemed to have been received 48 hours from the time of posting.

12.3   Any notice given by either of the Banks under Clauses 9.1 or 9.2 may also be given by any director of such Bank to any director of the Company either personally or by telephone (to be confirmed forthwith in writing) and shall have immediate effect.

12.4   Any party may notify the other parties to this Agreement of a change of its name, relevant addressee, address or fax number for the purposes of Clause 12.1 provided that such notification shall only be effective on:

12.4.1 the date specified in the notification as the date on which the change is to take place; or

12.4.2 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

13. GOVERNING LAW AND SUBMISSION TO JURISDICTION

13.1 This Agreement and the documents to be entered into pursuant to it shall be governed by and construed in accordance with English law, save for the transfers under Clause 3, which shall be governed by South African law to the extent applicable.

13.2 All the parties irrevocably agree that the courts of England are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought in such courts. AG agrees to appoint, and by the Share Settlement Closing Date shall have appointed, St. James's Corporate Services Limited, 6 St. James's Place, London SW1A 1AP, as its authorised agent for service of process in England in relation to legal action or proceedings arising out of or in connection with this Agreement.

13.3 In the event that any legal suit, action or proceeding is instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York, against any of the parties to this Agreement by an entity which is neither party to this Agreement nor an affiliate of any party to this Agreement and such legal suit, action or proceeding arises out of or is based upon this Agreement or the transactions contemplated hereby, each of the parties hereto (i) waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (ii) submits to the jurisdiction of such court in any such suit, action or proceeding. The Company and AG each agree to appoint, and by the Share Settlement Closing Date shall have appointed, U.S. authorised agents upon whom process may be served in any such action and each expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Company and AG each shall procure that their respective agents agree to act as the agent for service of process and the Company and AG each agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointments in full force and effect. Service of process upon such agents and written notice of such service to the Company or AG, as applicable, in connection with such legal suits, actions or proceedings shall be deemed, in every respect, effective service of process upon the Company or AG, as applicable.

IN WITNESS whereof this Agreement has been entered into on the date stated at the beginning.

SIGNED by
For and on behalf of
LONMIN PLC   /s/ John Mills   /s/ John Robinson

SIGNED by
For and on behalf of
ANGLOGOLD ASHANTI   /s/ Kelvin Hugh Williams   /s/ Christopher
LIMITED   Rodney Bull

SIGNED by
For and on behalf of
CAZENOVE & CO. LTD.   /s/ D M Wentworth-Stanley

SIGNED by
For and on behalf of
J.P.MORGAN SECURITIES   /s/ Arjun Khullar
LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 21, 2004

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary